ONCOLYTICS BIOTECH INC.

Annual and Special Meeting

Held on May 11, 2010

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

Matter Voted Upon                         Outcome of Vote

1.	Fixing the number of directors of the issuer for the ensuing year at nine (9).	Approved
2.

Appointing the following individuals as directors of the issuer to hold office until the next annual meeting of the issuer or until their successors are appointed or elected:

(a) Bradley G. Thompson;
(b) Douglas A. Ball;
(c) Ger van Amersfoort;
(d) William A. Cochrane;
(e) Jim Dinning;
(f) Ed Levy;
(g) J. Mark Lievonen;
(h) Robert B. Schultz; and
(i) Fred A. Stewart; Q.C.
Approved
3.

Appointing Ernst & Young, LLP, Chartered Accountants, as auditors of the issuer to hold office until the next annual meeting or until their successors are appointed and authorizing the directors of the issuer to fix the remuneration to be paid to the auditors.
Approved
4.	Approving an increase in the number of common shares reserved for issuance pursuant to the stock option plan of the issuer.	Approved Votes for 7,209,867 Votes against 3,071,826 Total Votes Cast 10,281,693 Percentage of Votes in Favour of Resolution 70.21% Percentage of Votes Against Resolution 29.88%